12-14-2004

SEC 04014569 COMMISSION
Washington, D.C. 20549

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RECEIVED NOV 2 4 2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 01523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southwest Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Commons (214) 953 - 4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

301 Commerce St., 2500 City Center Tower II,	Fort Worth,	Texas	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Commons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southwest Company, as of September 30, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DANA JUERGENSEN
MY COMMISSION EXPIRES
September 18, 2007

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B80301 0831

FIRST SOUTHWEST COMPANY AND SUBSIDIARIES

Consolidated Statements of Financial Condition

September 30, 2004 and 2003

		2004	2003
Assets			
Cash and cash equivalents	$	6,033,987	13,471,575
Cash and securities segregated for regulatory purposes		56,000,000	29,000,000
Receivable from brokers, dealers, and clearing organizations		299,315,164	211,892,364
Receivable from customers - secured		83,789,715	65,120,503
Securities:			
Marketable		29,342,759	7,290,303
Not readily marketable		24,604	24,604
Furniture, equipment, and leaseholds, net		3,620,414	3,807,039
Goodwill, net		3,527,657	3,527,657
Other assets and deferred charges, net		9,378,448	7,560,191
Deferred income taxes, net		1,075,685	2,426,413
	$	492,108,433	344,120,649
Liabilities and Stockholder's Equity			
Liabilities:			
Drafts payable	$	7,831,740	6,954,579
Notes payable		11,998,860	—
Payable to brokers, dealers, and clearing organizations		296,171,343	176,164,337
Payable to customers		90,718,536	77,886,502
Other liabilities and deferred credits		32,552,182	35,492,807
		439,272,661	296,498,225
Commitments and contingent liabilities			
Stockholder's equity:			
Common stock at $.01 par value. Authorized 500 and 1,000,000 shares at September 30, 2004 and 2003, respectively; issued and outstanding 500 and 200,007 shares at September 30, 2004 and 2003, respectively		5	2,000
Additional paid-in capital		25,712,034	24,916,736
Retained earnings		27,123,733	22,703,688
Total stockholder's equity		52,835,772	47,622,424
	$	492,108,433	344,120,649

The accompanying notes are an integral part of these consolidated financial statements.